## Contact

www.linkedin.com/in/madelyn-
hadley-29542394 (LinkedIn)

## Top Skills

Supply Chain Management
Logistics Management
Operations Management

## Languages

English

# Madelyn Hadley

Founder at Madly Hadley
San Diego, California, United States

## Summary

After working for years as a private chef I decided I wanted to share
my food with more people. I created Madly Hadley so that I could
get my delicious recipes into your kitchen. During my career as a
chef I specialized in plant based cooking. I have worked closely with
naturopathic doctors and their patients to create delicious meals for
them while they heal their bodies through nutrition. All of my products
are vegan, organic, soy free and gluten free.

I am madly passionate about transforming favorite, familiar and
delicious foods into healthier versions that are kind to the planet and
the animals we share it with.

~Madelyn Hadley

## Experience

**Madly Hadley**
Founder
December 2018 - Present (5 years 4 months)
San Diego County, California, United States

Madly Hadley is an innovative vegan and organic food brand. Currently Madly
Hadley Coconut Bacon is sold on Amazon and our website.

**Zest Wellness LLC**
Chief Operating Officer/ Co-Owner
May 2016 - February 2018 (1 year 10 months)
San Diego

• In charge of event planning as well as other marketing activities

• Provides nutrition coaching and personal chef services

• Develops fitness curricula for wellness retreats

• Works with personal trainers on creating a diet that helps clients reach their
health goals

• Responsible for invoicing clients and managing the financial operations of the
business

• Develops menus, recipes and nutrition information for all meals prepared
• Oversees daily operations of the company

## Whole Foods Market
### Concierge and Personal Shopper
September 2015 - May 2016 (9 months)
San Deigo

• Analyzes customer nutritional requirements
• Provides targeted health and nutrition strategies/protocols
• Fulfills specialized marketing sales and promotion duties
• Engages in customer web and in person order fulfillment
• Processes development during companywide rollout of new sales strategy
• Assists marketing personnel

## University Centers UCSD
1 year 11 months

### Sustainable Food Coordinator
August 2013 - June 2015 (1 year 11 months)
San Diego

• Planed and organized annual campus and community food sustainable event
• Consulted with vendors on improving sustainable practices and on achieving policy goals within food sustainability
• Facilitated annual food sustainability reports and make suggestions for improvements
• Executed regular compliance audits on lease requirements

### Food Sustainability Coordinator
September 2013 - May 2015 (1 year 9 months)

• Planed and organized annual campus and community food sustainable event
• Consulted with vendors on improving sustainable practices and on achieving policy goals within food sustainability
• Facilitated annual food sustainability reports and make suggestions for improvements
• Executed regular compliance audits on lease requirements

## Pacific Pearl
### Health Programs Assistant
November 2014 - May 2015 (7 months)
San Diego

• Developed recipes and performed cooking demonstrations for clients that cater to specific health goals

• Constructed meal plans for patients based on specific diet needs; hypo allergenic, vegan, gluten free, ect.
• Answered patients' nutrition and health related questions proficiently and explain related concepts articulately
• Prepared meals for patients that meet their specific calorie and nutrition needs that also appeal to their food preferences

Ryan, Swanson & Cleveland, PLLC
Marketing Intern
May 2012 - September 2012 (5 months)

• Created a firm advertisement for a local business publication.
• Conducted competitive intelligence research and analyzed and formally presented findings to a committee comprised of lawyers and marketing professionals
• Improved workflow by supporting various departments with daily tasks; including marketing, legal, records, reception, and information systems
• Created marketing collateral to enhance business development efforts
• Developed high value potential client target lists in various industries through extensive research

## Education

University of California, San Diego
Bachelor's Degree, Public Health and Business · (2012 - 2016)

International School of Florence
High School · (2010 - 2011)

Northwest School
· (2008 - 2010)